Exhibit (a)(1)(i)(a)

Amendment No. 1 to

CUMBERLAND PHARMACEUTICALS INC.

OFFER TO EXCHANGE

RESTRICTED STOCK

FOR

CERTAIN OUTSTANDING STOCK OPTIONS

This Amendment No. 1 amends and supplements the Offer to Exchange Restricted Stock for Certain Outstanding Options.

Introductory Section

The final paragraph of page 3 of the Introductory Section beginning “If you wish to participate in the Exchange Program” is hereby deleted in its entirety and the following is inserted in its place:

If you wish to participate in the Exchange Program, an Election Form and Information Sheet are included with this Offer to Exchange. The Election Form and Information Sheet must be sent to Cumberland Pharmaceuticals Inc. by e-mail to optionexchange@cumberlandpharma.com or sent by first-class U.S. Mail to Cumberland Pharmaceuticals Inc., 2525 West End Avenue, Suite 950, Nashville, Tennessee 37203, Attn: Option Exchange. If you send the Election Form and Information Sheet by email, the subject line of the email must state: “Exchange Program.”

The final paragraph of page 4 of the Introductory Section beginning “Our Exchange Program is not being made to” is hereby deleted in its entirety and the following is inserted in its place:

The Exchange Program is not being made to any option holders in any jurisdiction where the Company is aware of a law, regulation or judicial order that would prohibit the Offer to Exchange, or the acceptance of any tendered options for exchange.

The text of the response to question “28. How do I participate in the Exchange Program?” on page 8 is hereby deleted and the following is interested in its place:

Election instructions along with the required documentation to make your exchange election(s) are enclosed with the Offer to Exchange. If you elect to participate in the Exchange Program, you must properly complete the individualized Election Form and Information Sheet included with this Offer to Exchange and submit such Election Form and Information Sheet to the Company, which must be received by us no later than 11:59 p.m. EDT on May 21, 2012, unless this Exchange Program is extended. Election Forms and Information Sheets must be submitted by email to optionexchange@cumberlandpharma.com or sent by first-class U.S. Mail to Cumberland Pharmaceuticals Inc., 2525 West End Avenue, Suite 950, Nashville, Tennessee 37203, Attn: Option Exchange. If you send the Election Form and Information Sheet by email, the subject line of the email must state: “Exchange Program.” If you have any questions about the election process, please call (615) 255-0068 or send an e-mail directly to mmays@cumberlandpharma.com. Please review the discussion in Part III, Section 3 (“Procedures for Electing to Exchange an Eligible Option Grant”) for further information.

The first sentence of the response to question “32. Is the Company required to accept my Eligible Option Grant for exchange?” is hereby deleted.

The final paragraph of page 20 is deleted in its entirety and the following is inserted in its place:

Proper Exchange of an Eligible Option Grant: An individualized Election Form and Information Sheet is included with this Offer to Exchange. If you elect to participate, you must complete and submit the enclosed Election Form and Information Sheet, which must be received by the Company no later than

11:59 p.m. EDT on May 21, 2012, unless this Exchange Program is extended. The Election Form and Information Sheet must be submitted by email to optionexchange@cumberlandpharma.com or sent by first-class U.S. Mail to Cumberland Pharmaceuticals Inc., 2525 West End Avenue, Suite 950, Nashville, Tennessee 37203, Attn: Option Exchange. If you send the Election Form and Information Sheet by email, the subject line of the email must state: “Exchange Program.”